UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

 X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       [FEE REQUIRED]
       For the fiscal year ended December 31, 2002.

       OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       [NO FEE REQUIRED]
       For the transition period from _______________ to _______________

Commission File Number: 1-4639

CTS CORPORATION RETIREMENT SAVINGS PLAN
(Title of Plan)

CTS Corporation	905 West Boulevard North Elkhart, IN 46514
(Issuer of Securities)	(Address of Principal Executive Offices)

CTS Corporation Retirement Savings Plan

December 31, 2002 and 2001

*Note:	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor´s Rules and Regulations
 for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(i)

Report of Independent Auditors

To the Participants and Plan Administrator
of the CTS Corporation Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CTS Corporation Retirement Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
——————————————
PricewaterhouseCoopers LLP
Chicago, IL

June 26, 2003

CTS Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets
Investments	$115,549,863	$156,174,946
Contributions receivable
Employer	25,094	32,859
Employee	52,421	67,086

Net assets available for benefits	$115,627,378	$156,274,891

The accompanying notes are an integral part of the financial statements.

CTS Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2002

Additions
Investment Income
Interest	$327,662
Dividends	1,543,507

1,871,169

Contributions
Employer	2,276,731
Employee	5,304,515
Rollover	52,642

7,633,888
Other additions	11,568

9,516,625

Deductions
Net depreciation in fair value of investments	31,088,723
Benefits paid to participants	18,978,125
Administrative expenses	97,290
Other	--

50,164,138

Net decrease	(40,647,513)

Net assets available for benefits
Beginning of year	156,274,891

End of year	$115,627,378

The accompanying notes are an integral part of the financial statements.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2002 and 2001

1.	Description of Plan

The following brief description of the CTS Corporation Retirement Savings Plan (the Plan) is provided for general information purposes only. Detailed information about the Plan is contained in the summary plan description which is available from the CTS Corporation (the Company or Employer) Human Resources Department.

General
The Plan was established January 1, 1983 and provides the opportunity for eligible employees to make regular and systematic savings through salary reductions and to share a portion of the profits of the Company. The Plan is a defined contribution plan and is subject to Section 401(k) of the Internal Revenue Code (IRC) and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In 2001, the Company's Sandwich, IL facility was closed and all manufacturing personnel from the Company's Carlisle, PA facility were severed. At that time all severed employees who participated in the Plan became 100% vested in their employer matching contributions. Due to continued workforce reductions in 2002, the Plan experienced a partial plan termination and all severed employees who participated in the plan became 100% vested in their employer matching contribution.

Participation In general, employees are eligible to participate upon employment with the Company. Active employees can enroll in the Plan at the beginning of any calendar quarter.

Contributions
Employees may elect to contribute to the Plan, in 1 percent increments, amounts ranging from 1% to 35% of their gross pay. The Company makes matching contributions of 50% of participant´s voluntary contributions up to 6% of the participant´s compensation. No Company matching contributions are made on employee contributions in excess of 6%. The Company provides supplemental contributions at the rate of 3% of compensation to non-exempt salaried and hourly employees not covered by a defined benefit plan. The Employer may also make an incentive contribution at the discretion of Company management. All contributions are invested according to the options specified by each participant. The Plan currently offers a money market fund, seven mutual funds, a fixed income fund and Company common stock as investment options for participants.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2002 and 2001

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions vest at the rate of 20% for each year of employment and are fully vested after five years of employment.

Payment of Benefits
Following termination of service, a participant may elect to receive a distribution of his or her vested account balance at any time. Active participants who have attained age 59-1/2 may elect an in-service distribution. Distributions under the Plan can be in the form of a lump-sum payment, installment payments or an annuity or a combination of installment payments and an annuity.

Participant Accounts
Each participant´s account is credited with the participant´s contribution and allocations of (a) the Company´s contributions and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. Forfeited balances of terminated employees´ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant´s vested account. For the years ended December 31, 2002 and 2001, there were $0 and $274,773, respectively, of nonvested forfeited accounts which were used to reduce Company contributions. At December 31, 2002 and 2001, $61,039 and $55,235, respectively, of nonvested forfeitures were available to reduce future Company contributions.

Participant Loans
Participants may borrow from their accounts a minimum of $1,000 to a maximum amount equal to the lesser of $50,000 or 50% of the vested portion of their account balance. The maximum term of a loan is five years. However, the CTS Employee Benefits Committee may extend the loan term beyond five years if the loan is used for the purpose of purchasing a principal residence. The loans bear interest at the prime rate, as published in The Wall Street Journal, as of the first day of the month in which the loan is granted, plus two percent. The loans are collateralized by the participants´ vested account balances.

2.	Accounting Policies

The following is a summary of the significant accounting policies followed in the preparation of the Plan's financial statements:

Basis of Accounting The accounts of the Plan are maintained on the accrual basis of accounting.

Investments
Investments in securities traded on a national securities exchange are valued at their quoted market price on the last trading day of the Plan year. Investments in mutual funds are credited with actual earnings on the underlying investments and are valued at fair market value as determined primarily by quoted market prices. Participant loans are valued at cost which approximates fair value.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2002 and 2001

The investments in the Fixed Income Fund are stated at contract value which approximate fair value at December 31, 2002 and 2001. The insurance contracts are fully benefit-responsive. Contract value represents contributions made under the contract plus earnings, less Plan withdrawals and administrative expenses. The average yield and crediting interest rate on the Fixed Income Fund for the years ended December 31, 2002 and 2001 was 2.71% and 5.12%, respectively. The crediting interest rate is based on a minimum rate of zero percent per the contract. Such interest rates are reviewed periodically for resetting.

The Plan presents in its statement of changes in net asset available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Expenses of the Plan Administrative expenses of the Plan are paid primarily by the Plan.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in combinations of stocks, fixed income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants´ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Administration of the Plan

JP Morgan Chase Bank is the Plan trustee. JP Morgan/American Century Retirement Plan Services, an agent of JP Morgan Chase Bank is the depository for the Plan´s assets and invests funds in accordance with the Trust Agreement. The Plan administrator is the CTS Corporation Employee Benefits Committee.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2002 and 2001

4.	Investments

The investments reflected in the Statement of Net Assets Available for Benefits represent the total assets in the plan as of December 31, 2002 and 2001. The following is a summary of the Plan´s participant-directed investments, at fair value, which were 5% or more of the Plan´s net assets at December 31:

	2002	2001
JP Morgan Prime Money Market Fund	$24,073,415	$26,558,254
CTS Corporation common stock	6,758,789	12,954,363

Mutual Funds
One Group Diversified Equity Fund	10,718,793	15,539,655
Gabelli Growth Fund	18,692,276	31,916,762
American Century Ultra Fund	19,698,962	28,055,576
JP Morgan Diversified Equity Fund	8,297,135	10,747,087
One Group Intermediate Equity Fund	10,907,270	8,564,136
During 2002, the Plan´s investments depreciated in value as follows:

Depreciation of Investments at fair value as determined by quoted market prices
CTS Corporation common stock	$6,194,667
Mutual funds	24,894,056

Total	$31,088,723

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination or partial termination of the Plan, all affected participants will become fully vested in their accounts.

6.	Tax Status and Reporting

The Internal Revenue Service has determined and informed the Company by a letter dated August 21, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to this date and a new determination letter has not yet been issued. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2002 and 2001

7.	Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase Bank. JP Morgan Chase Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

In addition, certain Plan investments are shares of CTS Corporation common stock. CTS Corporation is the Plan Sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Company provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation.

Certain Plan investments at December 31, 2002 and 2001 were managed by the trustee or agents of the trustee.

Table of Contents	SUPPLEMENTARY SCHEDULE

CTS Corporation Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2002

SCHEDULE I

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	(1)	Fair Value

		Cash
*	Chase Manhattan Bank	Cash			$14,557

		Money Market Fund
*	JP Morgan	JP Morgan Prime Money Market Fund
		(24,073,415 units)			24,073,415

		Common Stock
*	CTS Corporation	CTS Corporation common stock,
		no par value, 872,085 shares			6,758,789

		Mutual Funds
	One Group	One Group Diversified Equity Fund (1,157,537 units)			10,718,793

	Gabelli Funds	Gabelli Growth Fund (984,322 units)			18,692,276

	One Group	One Group Intermediate Bond Fund (994,282 units)			10,907,270

*	American Century	American Century Ultra Fund
	Investments	(930,074 units)			19,698,962

*	American Century	American Century International Growth Fund
	Investments	(863,778 units)			5,510,903

*	JP Morgan	JP Morgan Diversified Equity Fund (771,109 units)			8,297,135

*	JP Morgan	JP Morgan US Equity Fund (507,898 units)			3,865,106

					77,690,445

		Fixed Income Fund
*	JP Morgan	JP Morgan Prime Money Market Fund
		(3,749,456 units)			3,749,456

*	Participant loans	$3,263,201 principal amount, interest rates
		ranging from 6.25% to 11.5%, due from
		January 4, 2003 to August 9, 2012 (657 loans)			3,263,201

					$115,549,863
*	Party-in-interest

(1) Form 5500 does not require cost information for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CTS Corporation Retirement Savings Plan

/s/ James L. Cummins

James L. Cummins, Chairman
CTS Corporation
Employee Benefits Committee

Dated: June 27, 2003

EXHIBIT INDEX

Exhibit Number	Description
99	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002